Toyota Motor Corporation

Suzuki Motor Corporation

Toyota and Suzuki Conclude Memorandum toward Business Partnership

Two Sides to Explore Possibility of Cooperation in Areas Including Environment and Safety, IT and Mutual Supply of Products and Components

Tokyo, Japan, February 6, 2017—Toyota Motor Corporation (Toyota) and Suzuki Motor Corporation (Suzuki), with an aim to jointly contribute to resolution of social issues and achievement of sound and sustainable development of an automobile-based society, concluded a memorandum today on beginning concrete examinations for business partnership.

Toyota and Suzuki have agreed to start exploring ideas directed toward business partnership, as announced on October 12, 2016. Since then, the companies, have shared with each other their challenges and have been discussing areas of collaboration in a manner that ensures fair and free competition. The companies agreed today to begin concrete examinations toward the realization of business partnership in areas including environmental technologies, safety technologies, information technologies, and mutual supply of products and components.

Toyota and Suzuki have agreed to work toward the early realization of business partnership. To that end, the two companies are to immediately establish an implementation framework aimed at bringing to realization the points agreed on today.

Toyota President Akio Toyoda said: “The words of Chairman Osamu Suzuki at our joint press conference in October last year—‘If you are running a company, you have to continue to take on challenges. You are running your company for the benefit of society, and this remains unchanged.’—deeply resonated within me. This, I felt, was indeed the spirit of (the local expression) “Let’s do it”. Both of our companies, which trace their roots to Enshu (the western part of Shizuoka Prefecture), intend to apply to the fullest the spirit of “Let’s do it”, and we want to cooperate toward enabling all people throughout the world to truly experience the joy of mobility and to achieving a society of future mobility full of smiles. I am truly thankful for having been given this opportunity to work together with a company such as Suzuki, which overflows with the spirit of challenge. Toyota looks forward to learning much.”

Suzuki Chairman Osamu Suzuki said: “Under the leadership of President Akio Toyoda, Toyota was enthusiastic throughout our discussions regarding partnership, even though such was sought by Suzuki, which was concerned about the development of advanced technologies. I want to express my heartfelt appreciation. In response to Toyota’s display of enthusiasm, Suzuki also intensively engaged in the discussions, and we now stand at the starting point for building a concrete cooperative relationship. I want to give this effort our fullest and to aim at producing results that will lead Toyota to conclude that it was the right thing for Toyota to have decided to work together with Suzuki.”

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